Exhibit 99.1

New Pacific Intersects 535 m Interval Grading 1.0 Gram Per Tonne Gold, And 58 m Interval Grading 507 Gram Per Tonne Silver At The Carangas Project

VANCOUVER, BC, July 13, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE: NEWP), together with its local Bolivian partner, announce the assay results of the first five drill holes of the 2022 drill program at the Carangas Silver-Gold Project, Oruro Department, Bolivia (the "Carangas Project" or the "Project"). Results are summarized in Table 1 and the drill specifications are provided in Table 2 (see also Figure 1).

So far, 16,754 meters ("m") in 31 drill holes have been completed at Carangas in 2022, of which the assay results of the first five holes are released herein.  Assay results for the remaining 26 holes are pending with estimated turnaround time of up to 10 weeks after sample delivery.  The assay results continue to show near surface silver horizons stacking over a broad bulk gold mineralization below.

Currently there are five drill rigs deployed at the Project, of which the three larger drill rigs with capability of 1,000 m capacity depth are focusing on both near surface silver and at deeper gold zones, while the other two smaller drill rigs are focusing on near surface silver zone only.

Highlights

  Hole DCAr0039 intersected 535.63 m interval (from 162.08 m to 697.71 m) grading 1.00 grams per tonne ("g/t") gold ("Au") and 11 g/t silver ("Ag"), including a high-grade interval of 72.16 m grading 3.54 g/t Au and 12 g/t Ag (from 450.34 m to 522.5 m).
  Hole DCAr0038 intersected 58.1 m interval (from 10 m to 68.1 m) grading 507 g/t Ag, 0.60% lead ("Pb") and 0.94% zinc ("Zn"), including 5.17 m bonanza interval (from 43.57 m to 48.74 m) grading 6,236 g/t Ag, 2.62% Pb, 6.23% Zn and 0.42% copper ("Cu").
  Hole DCAr0037 intercepted an interval of 98.65 m (from 10.85 m to 109.5 m) grading 88 g/t Ag, 0.70% Pb and 0.80% Zn.
  Hole DCAr0036 intersected 57.83 m interval (from 13.17 m to 71 m depth) grading 166 g/t Ag, 0.47% Pb and 0.25% Zn and 215.81 m interval (from 280.74 m to 496.55 m) grading 0.73 g/t Au and 18 g/t Ag.

Detailed Description

Hole DCAr0039 intersected a silver horizon of 152.73 m (from 9.35 m to 162.08 m) grading 55 g/t Ag, 0.53% Pb and 1.07% Zn, including 36.75 m grading 195 g/t Ag, 1.19% Pb and 2.57% Zn. Immediately below the silver horizon, the hole intercepted 535.63 m interval (from 162.08 m to 697.71 m) grading 1.00 g/t Au and 11 g/t Ag, including a high-grade interval of 72.16 m grading 3.54 g/t Au and 12 g/t Ag from 450.34 m.

Gold mineralization is hosted in strongly argillic-sericitized ignimbrites and volcanic tuff of dacitic composition with disseminated sulfides and cut by veinlets of pyrite and chalcopyrite, similar to the holes reported previously.

The hole was drilled off the drill grid and across the Central Valley from East Dome to West Dome, in an azimuth direction of 254 degrees and at a high dip angle of -66 degrees.

Hole DCAr0036 intersected two silver horizons, the first with 57.83 m (from 13.17 m to 71 m depth) interval grading 166 g/t Ag, 0.47% Pb and 0.25% Zn, the second interval is 95.55 m (from 114 m to 209.65 m depth) grading 35 g/t Ag, 0.32% Pb and 1.06% Zn. Below the silver horizons, the hole intercepted a gold interval of 215.81 m (from 280.74 m to 496.55 m) grading 0.73 g/t Au and18 g/t Ag. This hole was drilled off grid in the Central Valley in azimuth direction of 230 degrees and at a shallow dip angle of -45 degrees.

Hole DCAr0038 intersected a silver interval of 58.10 m (from 10.0 m to 59.1 m) grading 507 g/t Ag, 0.60% Pb and 0.94% Zn, including a bonanza interval of 5.17 m (from 43.57 m to 48.74 m) grading 6,236 g/t Ag, 2.62% Pb, 6.23% Zn and 0.42% copper ("Cu"). A second silver horizon with an interval of 90.90 m grading 28 g/t Ag, 0.47% Pb and 1.25% Zn was intersected from depth 99.25 m. At further depth, a gold interval of 68.03 m grading 0.41 g/t Au, 3 g/t Ag, 0.31% Pb and 0.52% Zn was intersected from depth 334.27 m.  This hole was drilled on a grid close to East Dome in an azimuth direction of 20 degrees and at a shallow dip angle of -45 degrees.

Hole DCAr0037 intercepted an interval of 98.65 m grading 88 g/t Ag, 0.70% Pb and 0.80% Zn from depth 10.85 m to 109.5 m.  This hole was drilled off grid across the Central Valley in an azimuth direction of 350 degrees and at a shallow dip of -45 degrees.

Hole DCAr0040 was drilled off grid at East Dome in an azimuth direction of 50 degrees and at a shallow dip angle of -45 degrees and intersected a silver mineralization interval of 38.03 m grading 18 g/t Ag, 0.22% Pb and 0.42% Zn from depth 26.42 m and another silver zone of 157.72 m grading 24 g/t Ag, 0.26% Pb and 0.80% Zn from depth 87.55 m, including a high-grade interval of 34.32 m grading 61 g/t Ag, 0.59% Pb and 1.73% Zn from depth 92.25 m.

Table 1 Summary of Drill Intercepts
Hole_ID		Depth_from	Depth_to	Interval_m	Ag_g/t	Au_g/t	Pb_%	Zn_%	Cu_%	AgEq_g/t
DCAr0036		13.17	71.00	57.83	166		0.47	0.25	0.01	189
		114.10	209.65	95.55	35		0.32	1.06	0.01	82
		280.74	496.55	215.81	18	0.73	0.19	0.15	0.05	88
DCAr0037		10.85	109.50	98.65	88		0.70	0.80	0.01	136
DCAr0038		10.00	68.10	58.10	507		0.60	0.94	0.05	562
	incl.	43.57	48.74	5.17	6,236		2.62	6.23	0.42	6564
		99.25	190.15	90.90	28	0.01	0.47	1.25	0.02	86
		334.27	402.30	68.03	3	0.41	0.31	0.52		59
DCAr0039		9.35	162.08	152.73	55	0.01	0.53	1.07	0.01	109
	incl.	76.90	113.65	36.75	195	0.01	1.19	2.57	0.04	321
		162.08	697.71	535.63	11	1.00	0.07	0.17	0.07	97
	incl.	450.34	522.50	72.16	12	3.54	0.06	0.02	0.09	276
		821.86	939.80	117.94	11	0.20	0.06	0.31	0.12	50
DCAr0040		26.42	64.45	38.03	18	n/a	0.22	0.42		39
		87.55	245.27	157.72	24	n/a	0.26	0.80	0.01	59
	incl.	92.25	126.57	34.32	61	n/a	0.59	1.73	0.01	137
		340.13	364.15	24.02	7	n/a	0.57	0.70	0.01	48
Notes:
1.	Drill location, altitude, azimuth, and dip of drill holes are provided in Table 2.
2.	Drill intercept is core length, and grade is length weighted. True width of mineralization is unknown due to early stage of exploration without adequate drill data.
3.	Calculation of silver equivalent ("AgEq") is based on the long-term median of the August 2021 Street Consensus Commodity Price Forecasts, which are US$22.50/oz for Ag, US$0.95/lb for Pb, US$1.10/lb for Zn, US$3.40/lb for Cu, and US$1,600/oz for Au. The formula used for the AgEq calculation is as follows: AgEq = Ag g/t + Pb g/t * 0.0029 + Zn g/t * 0.00335 + Cu g/t * 0.01036 + Au g/t * 71.1111. This calculation assumes 100% recovery. Due to the early stage of the Project, the Company has not yet completed metallurgical test work on the mineralization encountered to date.
4.	A cut-off of 20 g/t AgEq is applied for calculation of length-weighted intercept. At times, samples lower than 20 g/t AgEq may be included in the calculation of consolidation of mineralized intercepts.
5.	n/a stands for no fire assay of gold was carried out.

Figure 1. Simplified geology map and drill holes of the 2021 Discovery Drill Program at Carangas Project

Preliminary Metallurgy Tests

The Company has initiated preliminary metallurgy tests including flotation and leaching on the mineralized materials of Carangas Project. Five composite samples from rejects of drill cores have been collected and delivered to Bureau Veritas Minerals based in Richmond, BC, Canada.

Table 2 Summary of Drill Holes of the 2022 Drill Program of Carangas Project
Hole_id	Easting	Northing	Altitude	Depth_m	Azimuth (°)	Dip (°)	Date_start	Date_complete	Target
DCAr0036	539315.00	7905427.00	3915.00	800.00	230	-45	2/3/2022	2/18/2022	C. Valley
DCAr0037	539215.56	7905298.07	3907.52	450.00	350	-45	2/4/2022	2/14/2022	C. Valley
DCAr0038	539256.57	7905277.56	3907.77	470.00	20	-45	2/15/2022	2/22/2022	C. Valley
DCAr0039	539315.40	7905428.95	3909.09	1037.39	254	-66	2/19/2022	3/12/2022	C. Valley
DCAr0040	539259.71	7905275.40	3907.90	430.00	50	-45	3/2/2022	3/7/2022	E. Dome
Notes:
1.	Drill collar coordinate system is WGS1984 UTM Zone 19S.
2.	Coordinate of drill collar is picked with Real Time Kinematics (RTK) GPS except hole DCAr0036 which is by handheld GPS.

QUALITY ASSURANCE AND QUALITY CONTROL

All samples in respect of the exploration program at the Carangas Project, conducted by the Company and discussed in this news release, are shipped in securely-sealed bags by New Pacific staff in the Company's vehicles, directly from the field to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. ALS Global is an ISO 17025 accredited laboratory independent from New Pacific. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade over specified limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21). Gold is assayed firstly by ICP method then by fire assay with AAS finish (ALS code of Au-AA25). Certified reference materials, various types of blank samples and duplicate samples are inserted to normal drill core sample sequences prior to delivery to laboratory for preparation and analysis. The overall ratio of quality control samples in sample sequences is around twenty percent.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). The Qualified Person has verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, is waiting for a new Mineral Resource Estimate Update and a PEA by the end of 2022.  Recently discovered Carangas Silver-Gold Project is undergoing a 40,000 m drill program.  The third project, the Silverstrike Silver-Gold Project, commenced a 6,000 m initial test drilling program in June 2022.

For further information, please contact:

New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: investor@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PEA, and estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2021 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.

Accordingly, information contained in this news release and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

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CNW 06:55e 13-JUL-22